CARRICK GOLD LIMITED
ACN 100 405 954
Level 9, 37 St. George's Terrace, Perth, WA 6000
G.P.O. Box 2567, Perth, WA 6001
Tel: (08) 9225 5544 Fax: (08) 9225 5533

Carrick's Total Resource Exceeds 2.2 Million oz

26th May 2006

Highlights

Prices as at 25th May 2006

Gold price	US$645/oz
Carrick Gold Shares	AU$1.19
Carrick Gold Options	AU$0.96

- **Carrick's total resource now exceeds 2.2M oz with 800,000oz in the Measured and Indicated category.**
- **The Indicated Resource represents 35% of the total contained gold.**


Gindalbie Property
Lindsay's Project: 2M oz @ 2.4g/t Au
Kalpini Project: 200,000oz @ 3.26g/t Au
Silver Swan (treatment plant)
Kanowna Belle (treatment plant)
Kalgoorlie
Boulder
Kalgoorlie
Perth

Figure 1: Carrick Gold Ltd Tenement Location Plan

Bevan Jaggard
Company Secretary
25th May 2006

CARRICK GOLD LIMITED
ACN 100 405 954
Level 9, 37 St. George's Terrace, Perth, WA 6000
G.P.O. Box 2567, Perth, WA 6001
Tel: (08) 9225 5544 Fax: (08) 9225 5533

Substantial New Resource Determined at Kalpini

24th May 2006

Highlights

Prices as at close of trade 23rd May 2006

Gold price	US$660/oz
Carrick Gold Shares	AU$1.12
Carrick Gold Options	AU$0.99

Drilling at the Gambia-Gambia South Prospect at Kalpini has confirmed an Indicated Resource of

1.92M tonnes at 3.26g/t for 200,615 Gold Ounces


Gindalbie
Lindsay's Project
Kalpini Project
Silver Swan
Halfway Hill
Yarri Rd
Camelia
El Dorado
Bullock Holes
Lake Penny
Kanowna Belle
Yarri Rd
Kalgoorlie Boulder
Ni Plant
Bulong
Superpit
0
8000
16000
24000
Scale 1:400000

Figure 1: Carrick Gold Ltd Tenement Location Plan

TOTAL RESOURCE NOW EXCEEDS 2.2M oz

- Drilling at the Lindsay's Project of 522 RC percussion holes and 5 Diamond holes for 46,000 metres has produced a resource in the Measured and Indicated categories of 7M tonnes for 592,000oz and a total resource including 2.01M oz at the Lindsay's Project and 200,615oz at Kalpini over a distance of 1 kilometre.
- The resource is open ended to the north and south and continues at depth.
- Carrick Gold is actively exploring on several tenements north-east of Kalgoorlie Boulder (Refer: Figure 1).
- Current drilling is expected to further increase existing resource

Bevan Jaggard
Company Secretary
24th May 2006

CARRICK GOLD LIMITED
ACN 100 405 954

Level 9, 37 St. George's Terrace, Perth, WA 6000
G.P.O. Box 2567, Perth, WA 6001
Tel: (08) 9225 5544 Fax: (08) 9225 5533


[redacted]
41500N
[redacted]
42650E
14200E
41000N
2000N
[redacted]
0 120 240 360
Scale 1:5000

Figure 2: Gambia-Gambia South Location Plan


42200
42400
42600
42800
KPRC59 KPRC60
7m @ 8.49g/t Au
incl. 5m @ 11.15g/t Au
1m @ 5.01g/t Au
41700N
2m @ 7.63g/t Au
incl. 1m @ 10.75g/t Au
KPRC56 KPRC57 KPRC58
4m @ 1.7g/t Au
3m @ 2.61g/t Au
incl. 1m @ 4.9g/t Au
1m @ 4.12g/t Au
41650N
KPRC51 KPRC40 KPRC39
1m @ 10.72g/t Au
1m @ 2.95g/t Au
1m @ 11.83g/t Au
41450N

Figure 3a: Gambia-Gambia South Stacked Sections

The diagrams shown below (Figure 3a & 3b) illustrate some of the sections returned.


KPRC59
KPRC59
KPRC59
42100
42200
42300
4200
KPRC25 KPRC06 KPRC16 KPRC18 KPRC19
KPRC15 KPRC17
KPRC05
2m @ 18.58g/t Au
incl. 1m @ 29.76g/t Au
KPRC63
3m @ 6.65g/t Au
incl. 1m @ 17.26g/t Au
41200N

Figure 3b: Gambia-Gambia South Section

CARRICK GOLD LIMITED
ACN 100 405 954
Level 9, 37 St. George's Terrace, Perth, WA 6000
G.P.O. Box 2567, Perth, WA 6001
Tel: (08) 9225 5544 Fax: (08) 9225 5533

New Resource at Kalpini

The Gambia-Gambia South resource has been calculated using 100, 50 and 25 metre drill sections between local grid northings of 41,000N and 41,700N, including previous gold workings at Gambia, Camelia and Gambia South prospects. Resource polygons have been wire framed manually using computer software from which areas and average grades (arithmetic mean) have been determined. A lower cutoff grade of 0.5g/t has been commonly applied however, because of higher grade intersections over 1 and 2 metres, internal dilution and anomalous one metre alteration selvages above 0.3g/t have been added.

Resource blocks have been extrapolated halfway between drill sections and with good continuity between sections blocks have been extended 50 metres past end-drill holes down dip and at the northern and southern ends of the drilling ie. sections 41,000N and 41,700N. Mineralised polygons have been extended to the surface where gold workings are located and bulk densities of selected rocks from Gambia prospect, Camelia Trial Pit, Gambia South prospect and Atlas underground mine have been measured. Measurements have also included specific gravities of several drill hole intersections.

The reverse percussion drilling at Gambia prospect, the Camelia prospect and Gambia South prospect (Refer: Figure 2) has shown the presence of a linear gold mineralised corridor extending over 1 kilometre within a dolerite host rock.

The geological model from north to south is illustrated in stacked sections (Refer: Figure 3a & 3b) as gold mineralised lodes of varying widths; from steeply dipping toward the northern end (Gambia prospect) to flat dipping lodes toward the south (Gambia South prospect). The model is replicated at a smaller scale in the Camelia Trial Pit where a steeply dipping shear in the north-west flexures to a shallow east dipping ore structure in the south-east. Shallow dipping flexures are assumed to occur at a smaller scale along the total strike length and down dip of this prominent north-west trending shear zone structure.

The potential for a significant probable ore reserve for an open cut mine is considered very high and further closer-spaced drilling and metallurgical testing is planned. An extended programme including 13,000 metres of percussion drilling and 1500 metres of core drilling is anticipated to occur in the current year.

Reverse circulation drilling has continued at the Atlas Shaft structure where significant gold mineralisation has occurred over a strike distance of 500 metres. As shown in Figure 2, the extent of drilling parallels the Gambia-Gambia South shear structure which occurs in a similar dolerite host rock.

Drilling has shown the Atlas Shaft structure to be open-ended to the north west and south east and a further 500 metres of strike towards the north western boundary of P27/1260 remains untested. This strike extent is gold mineralised with the presence of gold workings and anomalous drill holes from previous explorers.

A resource model of the geology and drilling data from the Atlas Shaft gold mineralised shear structure is in progress. The resulting Indicated Resource estimation will add significantly to the Gambia - Gambia South resource discussed above.

The information in this report which relates to exploration results, mineral resources or ore reserves Is based on information compiled by Peter Paterson who is a Member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists with a minimum of five years experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the 'Australasian Code for Reporting of Exploration Results, Mineral Resources, and Ore Reserves. Mr. Paterson consents to the inclusion in the report of the matters based on his information in the form and context in which it appears. Mr. Paterson is an employee of Tarnwood Pty. Ltd. which consults to Carrick Gold Limited.

BEVAN JAGGARD
Company Secretary